Organigram Global Scales U.S. Presence with Collective Project Direct-to-Consumer Launch in 25 States and Expansion of Hemp-Derived THC Beverage Portfolio
Toronto, Ontario – July 8, 2025: Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share, announced today that its recently acquired beverage business, Collective Project, has launched an e-commerce platform in the U.S. marking a key milestone in the Company’s strategic expansion into the rapidly evolving U.S. hemp-derived THC beverage market. The launch also includes a bold new portfolio of hemp-derived THC beverages designed to meet diverse consumer preferences.
In response to consumer demand for accessible, high-quality THC beverages, the Company’s e-commerce platform at https://collectiveproject.com expands U.S. consumer access to these products across 25 states. The launch represents a milestone in Organigram’s multi-phase U.S. expansion strategy, enhancing the Company’s presence in a category experiencing growth. The hemp-derived THC beverage market in the U.S. has already surpassed $1 billion in retail sales and is projected to reach $4 billion by 20281.
The platform launches with an expanded and diverse line of products for every occasion, including Sparkling Juices and Sparkling Lemonades. Available in multiple pack sizes and THC dosages, the beverages are designed to cater to a range of preferences and experience levels, from curious newcomers to seasoned connoisseurs. The second phase of the launch will include Fetch, a new line of bold hemp-derived THC sodas set to launch later this summer, with details to be announced.

“We remain bullish on the hemp-derived THC opportunity and are thrilled to expand both our portfolio and our access to consumers across the U.S.,” said Megan McCrae, SVP, Corporate Strategy & International Growth, Organigram Global. “The early momentum we’ve seen including
1 ”Fizz with a Buzz: The Rise of Cannabis Drinks in the US”, Euromonitor International, June 11, 2024, https://www.euromonitor.com/article/fizz-with-a-buzz-the-rise-of-cannabis-drinks-in-the-us.

listings with major retail chains like Total Wine & More and Top Ten Liquors reinforces our belief in the category’s potential.”

Organigram’s entry into the high-growth hemp-derived THC beverage market in the U.S. builds on its strong track record in Canada, where the Company holds the #1 market share position driven by innovation, popular consumer brands, and operational excellence. This next phase of expansion positions Organigram to unlock broader sales channels and accelerate topline growth. With Collective Project already well established in Canada’s retail cannabis space, the U.S. e-commerce rollout represents a new revenue stream and a critical step toward international growth.

In addition to direct online shipping, Collective Project beverages are available at select retail partners in many states.

*Collective Project is now shipping to Arkansas, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Maine, Minnesota, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Wisconsin and Wyoming.

About Collective Project
Collective Project is a Canadian cannabis and U.S. hemp beverage brand. We believe that a creative world is a better world and we’re on a mission to bring inspiration, collaboration and creativity into everyday life. Our unique THC beverages are made with real fruit juice, clean ingredients, and balanced dosing, offering a bold, flavourful way to enjoy cannabis and hemp-derived products. More than a drink, each can is a collaboration between flavour creators and visual artists, turning everyday moments into something expressive, social, and a little more inspired.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverage markets.

Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Examples of forward-looking statements in this news release include, among others, the opportunities for cannabis beverages in the U.S. and Organigram’s ability to establish a U.S. market position over time for hemp-derived THC products in beverages, the Fetch brand launch and timing thereof and changing regulatory requirements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Mark McKay – Director of Communications
mark.mckay@organigram.ca
Max Schwartz – Director of Investor Relations
max.schwartz@organigram.ca